Exhibit (m)3(ii)
ASSIGNMENT AGREEMENT
     This Assignment Agreement (“Assignment”) is made and entered into as of March 31, 2007 (the “Effective Date”) by and among Wachovia Bank, National Association (“Wachovia”), Ameriprise Financial Services, Inc. (f/k/a American Express Financial Advisors Inc.) (“Ameriprise”), and GMO Trust, a Massachusetts business trust (the “Fund Company”)
     WHEREAS, the Fund Company is acting on behalf certain investment companies listed on Schedule A (the “Funds”) that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and
     WHEREAS, the Fund Company and Ameriprise previously entered into a Service Agreement dated October 1, 2001, as subsequently amended (the “Agreement”) pursuant to which Ameriprise provided certain administrative services with respect to the Funds subject to the terms and conditions therein; and
     WHEREAS, Ameriprise desires to assign its rights and obligations under the Agreement to Wachovia and Wachovia desires to assume Ameriprise’s rights and obligations under the Agreement, subject to the terms and conditions of this Assignment; and
     WHEREAS, the Fund Company desires to consent to such assignment subject to the terms and conditions of this Assignment.
     NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto agree as follows:
     1. Assignment and Assumption. Ameriprise hereby assigns to Wachovia and Wachovia hereby assumes the Agreement together with all of Ameriprise’s rights and obligations accruing thereunder on or after the Effective Date.
     2. Effective Date. This Assignment shall be effective as of April 2, 2007 (the “Effective Date”).
     3. Consent of Fund Company. Fund Company hereby (i) consents and agrees to the assignment and assumption for all purposes, and (ii) acknowledges that, from and after the Effective Date, Fund Company shall look solely to Wachovia with respect to performance of duties under the Agreement from and after the Effective Date.
     4. Effect of Assignment. Except as expressly or by necessary implication modified or amended herein, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Assignment effective as of the Effective Date.

Wachovia Bank, National Association
By:	/s/ Chad O. Breunig
Name:	CHAD O. BREUNIG
Title:	Senior Vice President

Ameriprise Financial Services, Inc.
By:	/s/ Ward Armstrong
Name:	Ward Armstrong
Title:	SVP

Consented and Agreed To:

GMO Trust, on behalf of fund listed on Schedule A
By:	/s/ Gregory L. Pottle
Name:	Gregory L. Pottle
Title:	Vice President

GMO Trust is a Massachusetts business trust and a copy of the Agreement and Declaration of Trust of GMO Trust is on file with the Secretary of the Commonwealth of Massachusetts. Notice is hereby given that this Agreement is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this Agreement with respect to each Fund are not binding upon any of the Trustees or shareholders individually or any other series of the Trust, but are binding only upon the assets and property of the Fund.

SCHEDULE A

Fund Name	CUSIP	Ticker
GMO Emerging Countries Fund (Class M)	362008435	N/A
GMO International Intrinsic Value Fund (Class M)	362008476	N/A
GMO U.S. Value Fund (Class M)	362013559	N/A